Exhibit 99.1

Li-Cycle and Glencore Accelerate Operational Plans for European Recycling Hub

Two-phase approach to the Portovesme Hub project in Sardinia, Italy initiated to fast-track the production of lithium carbonate to the first half of 2024

Phase 1 designed to process up to 11,000 tonnes of black mass annually, in advance of the full-scale Phase 2 project, planned for 50,000 to 70,000 tonnes of expected annual processing capacity

The capital efficient project further strengthens Li-Cycle’s first mover advantage in Europe

Portovesme Hub will support EU target of recycling at least 15% of critical raw materials (CRM) consumption by 2030, as defined in the CRM Act

TORONTO, Ontario (September 18, 2023) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), a leading global lithium-ion battery resource recovery company, and Glencore International AG, a wholly-owned subsidiary of Glencore plc (LON: GLEN) (“Glencore”), a leading producer, recycler, and marketer of nickel and cobalt which is required for the production of lithium-ion batteries, announced plans for a two-phase approach to the Portovesme Hub project in Sardinia, Italy to expedite the production of battery-grade lithium carbonate.

Phase 1 is designed to process up to 11,000 tonnes of black mass annually and, subject to receipt of all final regulatory approvals and definitive agreements, is expected to start operations in the first half of 2024, accelerating the recovery of lithium carbonate and strengthening Li-Cycle’s first-mover advantage in Europe. The capital efficient Phase 1 project is expected to produce up to 1,500 tonnes of lithium carbonate, as well as up to 3,000 tonnes of contained nickel and up to 500 tonnes of contained cobalt per year.

The previously announced Portovesme Hub project plan (now “Phase 2”) remains the same. The Company expects the Phase 2 facility to have 50,000 to 70,000 tonnes of black mass processing capacity, and to produce up to 16,500 tonnes of lithium carbonate, as well as up to 18,000 tonnes of contained nickel and 2,250 tonnes of contained cobalt per year. Phase 2 is expected to be the final long-term plan and capacity for the facility. The Portovesme Hub is being designed to be able to process all forms of lithium-ion based black mass, including lithium iron phosphate (LFP) materials.

“We are excited to accelerate our plans with Glencore to establish clean, post-processing refining capacity for recycled lithium-ion batteries in Europe,” said Tim Johnston, Li-Cycle’s Executive Chair and co-founder. “Phase 1 of the Portovesme Hub is expected to come online at unprecedented speed and to expedite the pathway to create the largest source of sustainable recycled battery-grade products on the continent to support a circular lithium-ion battery supply chain. Li-Cycle continues to strengthen its first mover advantage in Europe and support our growing commercial customer base in qualifying for European Union regulations with our local, sustainable recycled content.”

“The development of the Hub with Li-Cycle at Glencore’s Portovesme site is progressing well, underpinned by strong endorsement from multiple internal and external stakeholders,” said Kunal Sinha, Global Head of Recycling for Glencore. “The project, combined with our existing footprint in the primary supply, as well as recycling of battery metals, is a core tenet of our ambition to become the circularity partner of choice with Li-Cycle for the European battery and EV industry. Specifically, this multi-phase approach to the development of the Hub allows us to start to close the loop for battery materials in Europe as early as the first half of 2024, while we work towards designing and building Phase 2.”

The black mass processed at Phase 1 and Phase 2 is expected to be supplied from Li-Cycle’s European Spoke recycling network and Glencore’s commercial network. This strategic collaboration aims to support the creation of a local, closed-loop battery supply chain. Notably, Li-Cycle has recently commenced operations at its first European Spoke in Germany, the largest Spoke in the Company’s portfolio and one of the largest facilities of its kind on the European continent.

Phase 1 and Phase 2 will utilize existing infrastructure and equipment at Glencore’s existing Portovesme metallurgical complex and leverage Li-Cycle’s innovative hydrometallurgical process to produce critical battery materials, including nickel, cobalt and lithium, from recycled battery content. By leveraging the existing Portovesme facility, development plans are expected to be expedited with lower capital costs.

Li-Cycle and Glencore anticipate forming a 50/50 joint venture for the Portovesme Hub, which also contemplates competitive long-term financing from Glencore to fund Li-Cycle’s share of the capital investment. For Phase 1, Li-Cycle will provide technical expertise and oversight, with Portovesme and other technical and operational experts from the wider Glencore group directing the build and operation. The Definitive Feasibility Study for Phase 2 is progressing well and is scheduled to be completed by mid-2024. Subject to a final investment decision and receipt of all necessary regulatory approvals, the full-scale Phase 2 Portovesme Hub is expected to advance to construction and begin commissioning in late 2026 to early 2027.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is a leading global lithium-ion battery resource recovery company and North America’s largest pure-play lithium-ion battery recycler, with a rapidly growing presence across Europe. Established in 2016, and with major customers and partners around the world, Li-Cycle is on a mission to recover critical battery-grade materials to create a domestic closed-loop battery supply chain for a clean energy future. The Company leverages its innovative, sustainable, and patent-protected Spoke & Hub Technologies™ to provide a safe, scalable, customer-centric solution to recycle all different types of lithium-ion batteries.

Our Spoke & Hub Technologies™ are based on a hydrometallurgical process that provides an environmentally friendly and cost-effective alternative to pyrometallurgical processing and traditional mining methods. At our Spokes, or pre-processing facilities, we recycle battery manufacturing scrap and end-of-life batteries to produce black mass, a powder-like substance which contains a number of valuable metals, including lithium, nickel, and cobalt. At our Hubs, or post-processing facilities, we will process black mass to produce critical battery-grade materials, including lithium carbonate, nickel sulphate, and cobalt sulphate. For more information, visit https://li-cycle.com/

Contacts

Investor Relations

Nahla A. Azmy

Sheldon D’souza

investors@li-cycle.com

Media

Louie Diaz

media@li-cycle.com

Forward-Looking Statements

Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about: the plans for a significant European recycling Hub in Portovesme, Italy; the timeline for achievement of various milestones in connection with Phase 1 and Phase 2 of the Portovesme Hub project, including the receipt of all relevant regulatory approvals, the start of Phase 1, the completion of the Definitive Feasibility Study for Phase 2, and the start of Phase 2; the expected capacity to process black mass and produce lithium carbonate, contained nickel and contained cobalt at both Phase 1 and Phase 2 of the project; the expectation that the Portovesme Hub will support EU target of recycling at least 15% of CRM consumption by 2030; the expectation that the project will strengthen Li-Cycle’s first mover advantage in Europe; the expectation that the black mass processed at Phase 1 and Phase 2 will be supplied from Li-Cycle’s European Spoke recycling network and Glencore’s commercial network; and the expected formation of a 50/50 joint venture by Li-Cycle and Glencore for the Portovesme Hub. These statements are based on various assumptions, whether or not identified in this communication, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle’s projects; the processing capacity and production of Li-Cycle’s facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-Cycle’s ability to obtain financing on acceptable terms; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, and other future projects including its Spoke network expansion projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on acceptable terms or at all when it needs them; Li-Cycle expects to continue to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavorable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” and “Key Factors Affecting Li-Cycle’s Performance” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this press release.

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